UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C 20549

FORM 11-K

                            (Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 333-15835

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Delta Funding Corp. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Delta Financial Corporation
1000 Woodbury Road, Suite 200
Woodbury, New York 11797

REQUIRED INFORMATION

The following financial statements are furnished for the plan:

The Statements of Net Assets Available for Benefits of the Plan as of December 31, 2005 and 2004 and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2005 and 2004 and supplemental schedule for the year ended December 31, 2005, together with the Report of Independent Registered Public Accounting Firm are filed herewith.

EXHIBIT INDEX

Exhibit Number                         Document Description

         23.1                                                    Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELTA FUNDING CORP. 401(k) PROFIT SHARING PLAN

By: /s/ Marc Miller
             Name: Marc Miller
    Title: Trustee

Date: July 10, 2006

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Table of Contents to Financial Statements

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2005:

Schedule H, Item 4i - Schedule of Assets Held at End of Year	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

To the Trustees of
Delta Funding Corporation 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Delta Funding Corporation 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the years ended December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at the end of the year, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Marks Paneth & Shron LLP

Woodbury, New York

July 10, 2006

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	At December 31,
	2005	2004

Investments at fair value:
Mutual funds	$15,884,330	$11,415,747
Pooled separate fund	--	1,564,243
Guaranteed interest account	1,824,727	--
Common stock	1,059,020	1,074,558
	18,768,077	14,054,548
Contributions receivable:
Participant	37,434	19,124
Employer	17,773	10,763

Loans receivable - participants	483,336	396,657

Net assets available for benefits	$19,306,620	$14,481,092

The accompanying notes are an integral part of these financial statements.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2005 and 2004

	For the Year Ended December 31,
	2005	2004
Additions to Net Assets Attributed to:
Participants’ contributions	$3,570,455	$2,319,864
Employers’ contributions	1,273,220	923,497
Rollover contributions	82,773	2,041
Investment earnings	149,935	101,175
Interest on loans to participants	22,093	16,954
Interest on guaranteed interest account	38,538	7,938
Net unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	1,142,128	958,129
Pooled separate fund	11,815	53,802
Common stock	(208,240)	312,838

Total Additions	6,082,717	4,696,238

Deductions from Net Assets Attributed to:
Benefits paid to participants	1,249,294	565,839
Administrative expenses	7,895	6,380

Total Deductions	1,257,189	572,219

Net Increase in Net Assets	4,825,528	4,124,019

Net Assets Available for Benefits, Beginning of Year	14,481,092	10,357,073

Net Assets Available for Benefits, End of Year	$19,306,620	$14,481,092

The accompanying notes are an integral part of these financial statements.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 1:          PLAN DESCRIPTION

The following description of the Delta Funding Corporation 401(k) Profit-Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Delta Funding Corporation (“DFC” and also referred to as “Plan Sponsor”) and Fidelity Mortgage Corp. (collectively with DFC, the “Companies”) who have completed one year of service and are age 21 or older.

The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (“ERISA”).

Contributions

The Companies contribute to the Plan the amounts deferred by the participants. Eligible employees can elect to defer up to 20% of their compensation, as defined by the Plan, limited to the maximum for each year ($14,000 in 2005 and $13,000 in 2004) permitted by the Internal Revenue Code of 1986, as amended (the “Code”). Effective January 1, 2002, catch-up contributions are also permitted for participants who have attained age 50 by December 31st, in accordance with Section 414(v) of the Code, in an amount up to a maximum of $4,000 in 2005, and $3,000 in 2004, without regard to the Plan limitation of 20% of compensation, bringing those participants’ statutory limitation to $18,000 for 2005 and $16,000 for 2004.

In addition to the participant contributions, the Companies can contribute discretionary matching and/or non-elective contributions. During the years ended December 31, 2005 and 2004, the Companies contributed $1,273,220 and $923,497, respectively, in matching contributions. The Companies did not make any non-elective contributions during the years ended December 31, 2005 and 2004.

Participants’ Accounts

Contributions are invested in a choice of 15 mutual funds; a guaranteed interest account and the common stock of Delta Financial Corporation (see Note 7). Contribution selections are designated by the participants. Each participant’s account is credited with the participant’s contribution, earnings on their account and an allocation of the Companies’ contributions, net of administrative expenses. The allocation of the Companies’ contributions is based upon a percentage of each participant’s deferral percentage.

Vesting

Participants contributed funds arising from salary reductions and the earnings thereon, are fully vested at all times. Vesting in the Companies’ matching and/or non-elective contribution, and earnings thereon, is graduated based on years of service. A participant is 100% vested after 5 years

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 1:          PLAN DESCRIPTION (continued)

Vesting (continued)

of service. Any forfeited amounts shall be applied to reduce future employers’ contributions. For the years ended December 31, 2005 and 2004, employer contributions were reduced by forfeitures of approximately $23,000 and $71,000, respectively. As of December 31, 2005 and 2004, unallocated forfeitures totaled approximately $55,000 and $23,000, respectively.

Loans to Participants

Participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum of 50% of their vested account balance or $50,000 which ever is lower. Participants are entitled to borrow from their account for a maximum loan term of five years unless the proceeds are used to acquire a principal residence, in which case the term may not exceed 20 years. The loans are secured by the balance in the participant’s account and the interest rate (fixed for the term of the loan) charged to participants is based on the prime rate, as shown in the Wall Street Journal 15 days prior to each calendar quarter, plus one percent. Principal and interest payments are made ratably by the participant through after tax payroll deductions.

Payment of Benefits

On termination of service (including such reasons as death, disability or retirement), participants with account balances in excess of $5,000 may elect to receive an amount equal to the value of the participants’ vested interest in their account as (1) a single lump-sum payment of the entire account balance; (2) a single sum payment for a portion of the account balance with the remainder paid over various annuity options; or (3) an annuity paid on a monthly, quarterly, semi-annual or annual installments over a period not to exceed the participant’s (or beneficiary’s) assumed life expectancy. For participants with account balances below $5,000 they will receive the value of the vested interest in their account as a lump-sum distribution.

Mandatory Distributions

Delta Funding Corporation, as Plan Administrator, will make mandatory distributions from the Plan for participants with vested account balances of $5,000 or less, which excludes any rollover contributions, in the event that the participant does not elect to have such distribution paid directly to an “eligible retirement plan” or receive the distribution directly within a specific number of days after the date of the participants’ termination of service. For participants with account balances below $1,000, the mandatory distribution will be in the form of a lump-sum distribution paid directly to the participant. Effective after March 28, 2005, for participants with vested account balances between $1,000 and $5,000, the Plan Administrator will make a mandatory distribution in the form of a direct rollover to an individual retirement plan maintained by Prudential Bank and Trust, FSB.

Operating Expenses

Certain operating expenses of the Plan are absorbed by the Plan Sponsor.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 2:          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan’s financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and under the accrual basis method of accounting.

Investment earnings are reinvested in the respective funds. Investment earnings include the Plan’s proportionate share of interest, dividends, realized gains and losses on the disposal of investments, and appreciation or depreciation in the fair value of the investments. All purchases and sales are recorded on a trade date basis.

The Plan presents in the statements of changes in net asset available for benefits, the contributions from participants and employers’, investment earnings, the net appreciation in fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments, net of any benefits paid to participants and administrative expenses.

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 3:          INVESTMENTS AT FAIR VALUE

The following table presents at December 31, 2005 and 2004 the fair values, as determined by quoted market price for the mutual funds and common stock, of the investments except for the Prudential Insurance Company Guaranteed Income Fund which is presented at contract value and Prudential AP Fund and Participant Loans which are presented at book value:

	At December 31,
	2005	2004

Calvert Large Cap Growth Fund A*	$2,855,154	$--
John Hancock Classic Value Fund A*	2,133,233	138,173
Templeton Foreign Fund R*	1,978,911	1,554,813
Jennison Small Company Fund A*	1,840,682	--
Prudential Insurance Company Guaranteed Income Fund*	1,824,727	--
Delaware Diversified Income Fund A*	1,269,484	--
Seligman Communication & Information Fund A*	1,239,450	1,058,119
Davis NY Venture Fund A*	1,067,819	873,713
Delta Financial Corporation Common Stock*	1,059,020	1,074,558
Lord Abbett Mid Cap Value Fund A	823,925	--
Dryden Stock Index Fund Z	812,114	698,953
Participant Loans	483,336	396,657
American Funds Washington Mutual Fund A	470,188	1,587,592
Jennison Health Sciences Fund A	468,881	225,327
Allianz NFJ Small Cap Value Fund A	341,354	165,342
American Funds Growth Fund of America Fund A	325,564	158,218
Goldman Sachs Mid Cap Value Fund A	182,259	--
Dreyfus Premier New Leaders Fund A	75,100	--
Prudential AP Fund	212	--
Jennison Growth Fund A	--	2,061,421
Prudential Stable Value 120	--	1,564,243
AIM Small Cap Growth Fund A	--	1,354,668
Calvert Income Fund A	--	900,063
Jennison Equity Opportunity Fund A	--	535,205
Jennison U.S. Emerging Growth Fund A	--	52,177
Lord Abbett High Yield Fund A	--	51,963

	$19,251,413	$14,451,205

* Denotes investments representing 5% or more of net assets available for benefits at December 31, 2005.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 4:          INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan, during 2005, entered into a benefit-responsive investment contract with Prudential Insurance Company of America (“Prudential”). Prudential maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for the participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Prudential. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate was approximately 3.40% for the period ended 2005. The interest rate is set semi-annually and is guaranteed for a six-month period as defined by the contract. Interest earned was approximately $39,000 for the period ended December 31, 2005.

The Plan had a benefit-responsive investment contract with Prudential (referred to as GIAPLUS) for the period January 1, 2004 through March 31, 2004 (date it ceased being an investment option). Prudential maintained the contributions in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

NOTE 5:      PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their discretionary contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

NOTE 6:      TAX STATUS

The Plan obtained its latest determination letter on October 4, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, both the Plan’s administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 7:          RELATED PARTY TRANSACTIONS (PARTY-IN-INTEREST)

During the years ended December 31, 2005 and 2004, the Plan purchased shares of stock in Delta Financial Corporation, the parent company of the Plan Sponsor, at market prices totaling approximately $336,000 and $149,000, respectively. In addition, shares were sold during the years ended 2005 and 2004, at market prices totaling approximately $143,000 and $97,000, respectively.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 7:         RELATED PARTY TRANSACTIONS (PARTY-IN-INTEREST) - (continued)

At December 31, 2005 and 2004, the Plan held 126,375 shares and 104,326 shares, respectively, of Delta Financial Corporation stock at market prices totaling $1,059,020 and $1,074,558, respectively. Certain Plan investments are shares of mutual funds and a guaranteed interest account managed by Prudential. Prudential Trust (a related party to Prudential) is the trustee of the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 8:         RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 9:         SUBSEQUENT EVENT

The Plan Sponsor annually reviews the performance of the investment options and may make changes to the available selections. Effective March 31, 2006, three of the investment options available at December 31, 2005 were closed, while three new investment options were added effective April 3, 2006. The following table lists the closed and new investment options:

Closed Investment Options	New Investment Options

American Funds Washington Mutual Fund A	American Funds Fundamental Investors Class A
Lord Abbett Mid Cap Value Fund A	Salomon Brothers High Yield Class A
Templeton Foreign Fund R	Alliance Berstein International Growth Class A

During the first quarter of 2006, the business operations of Fidelity Mortgage Inc. were transferred to Fidelity Mortgage, a newly formed division of Delta Funding Corporation. Effective with the transfer, all full-time employees of Fidelity Mortgage Inc. became employees of Delta Funding Corporation.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Schedule H, Item 4i
Schedule of Assets Held at End of Year

E.I.N. # 11-2609517
Plan # 002

Year Ended December 31, 2005

(a)	Identity of Issue, Borrower, Lessor or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Cost (d)	Current Value (e)

	Delaware Diversified Income Fund A	Mutual Fund	**	$ 1,269,484
	Templeton Foreign Fund R	Mutual Fund	**	1,978,911
	Seligman Communication & Information Fund A	Mutual Fund	**	1,239,450
*	Jennison Small Company Fund A	Mutual Fund	**	1,840,682
*	Prudential Insurance Company Guaranteed Income Fund	Guaranteed Interest Account	**	1,824,727
	American Funds Washington Mutual Fund A	Mutual Fund	**	470,188
	Lord Abbett Mid Cap Value Fund A	Mutual Fund	**	823,925
	John Hancock Classic Value Fund A	Mutual Fund	**	2,133,233
	American Funds Growth Fund of America Fund A	Mutual Fund	**	325,564
*	Jennison Health Sciences Fund A	Mutual Fund	**	468,881
	Allianz NFJ Small Cap Value Fund A	Mutual Fund	**	341,354
	Dreyfus Premier New Leaders Fund A	Mutual Fund	**	75,100
	Goldman Sachs Mid Cap Value Fund A	Mutual Fund	**	182,259
*	Dryden Stock Index Fund Z	Mutual Fund	**	812,114
	Calvert Large Cap Growth Fund A	Mutual Fund	**	2,855,154
	Davis NY Venture Fund A	Mutual Fund	**	1,067,819
*	Prudential AP Fund	Mutual Fund	**	212
*	Delta Financial Corporation Common Stock	Employer Common Shares	**	1,059,020
	Participant Loans	Rates 5.0% - 9.5%, Maturing 1/06 - 7/24	$ --	483,336

* Denotes party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included on this schedule.

See Report of Independent Registered Public Accounting Firm.